SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

NEON Systems, Inc.
(Name of Subject Company)

NEON Systems, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par Value $0.01 Per Share
(Title of Class of Securities)

640509105
(CUSIP Number of Class of Securities)

Brian D. Helman
Chief Financial Officer
14100 Southwest Freeway, Suite 500
Sugar Land, Texas 77478
(281) 491-4200
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:

Paul R. Tobias, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
8911 Capital of Texas Highway North
Westech 360, Suite 3350
Austin, TX 78759
(512) 338-5400

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        The Agreement and Plan of Merger for Progress Software Corporation's acquisition of NEON Systems, Inc. was filed by NEON Systems, Inc. under cover of Form 8-K on December 20, 2005, and is incorporated by reference into this filing.